Exhibit 3.1

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
BELDEN & BLAKE CORPORATION

     FIRST: The name of the corporation is Belden & Blake Corporation.

     SECOND: The place in Ohio where the principal office of the corporation is located is in the City of Green, County of Summit.

     THIRD: The purpose for which the corporation is formed is to engage in any lawful act, activity or business not contrary to and for which a corporation may be formed under the laws of the State of Ohio, and to have and exercise all powers, rights, and privileges conferred by the laws of Ohio on corporations, including, but not limited to, buying, leasing or otherwise acquiring and holding, using or otherwise enjoying and selling, leasing or otherwise disposing of any interest in any property, real or personal, of whatever nature and wheresoever situated, and buying and selling stocks, bonds, or any other security of any issuer as the corporation by action of its Board of Directors may, at any time and from time to time, deem advisable.

     FOURTH: The number of shares which the corporation is authorized to have outstanding is 1,500, all of which are common shares, each with no par value.

     FIFTH: No person shall be disqualified from being a director of the corporation because he or she is or may be a party to, and no director of the corporation shall be disqualified from entering into, any contract or other transaction to which the corporation is or may be a party. No contract or other transaction shall be void or voidable for reason that any director or officer or other agent of the corporation is a party thereto, or otherwise has any direct or indirect interest in such contract or transaction or in any other party thereto, or for reason that any interested director or officer or other agent of the corporation authorizes or participates in authorization of such contract or transaction, (a) if the material facts as to such interest are disclosed or are otherwise known to the Board of Directors or applicable committee of directors at the time the contract or transaction is authorized, and at least a majority of the disinterested directors or disinterested members of the committee vote for or otherwise take action authorizing such contract or transaction, even though such disinterested directors or members are less than a quorum, or (b) if the contract or transaction (i) is not less favorable to the corporation than an arm’s length contract or transaction in which no director or officer or other agent of the corporation has any interest or (ii) is otherwise fair to the corporation as of the time it is authorized. Any interested director may be counted in determining the presence of a quorum at any meeting of the Board of Directors or any committee thereof which authorizes the contract or transaction.

     SIXTH: The corporation by its Board of Directors is authorized, except to the extent prohibited by law, to repurchase, redeem or otherwise acquire, from time to time at any time, shares of any class of capital stock issued by it.

     SEVENTH: None of the provisions of Section 1701.831 of the Ohio Revised Code, relating to control share acquisitions, shall be applicable to the Corporation.

These Amended and Restated Articles of Incorporation shall supercede and take the place of the existing articles of incorporation and all amendments thereto.

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